UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. ____)*

BALLISTIC RECOVERY SYSTEMS, INC.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

058659 103

(CUSIP Number)

Andrew E. Balog, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 058659 103	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CIMSA INGENIERIA DE SISTEMAS, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SPAIN
NUMBER OF	7	SOLE VOTING POWER	1,378,676*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER	1,378,676*
PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,378,676*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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*

Includes 275,735 shares of common stock issuable upon the exercise of a common stock purchase warrant that is currently exercisable until June 25, 2010.  See Item 6 below for a description of such common stock purchase warrant.

CUSIP No. 058659 103	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.

Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Ballistic Recovery Systems, Inc., a Minnesota corporation (the "Issuer").  The principal executive offices of the Issuer are located at 300 Airport Road, South St.  Paul, Minnesota 55075-3541.

Item 2.

Identity and Background

(a), (b), (c)

This statement is being filed by CIMSA Ingenieria de Sistemas, S.A., a company organized under the laws of Spain (the "Reporting Person"), whose principal business and office address is P.I. “El Ramassar”-C/Valles, s/h, Barcelona, Spain.  The Reporting Person is a world class parachute company engaged in the design and manufacturing of all kinds of parachutes and aerodynamic stabilizers, including aerodynamic and structural design and engineering, deceleration and stabilization systems, military personnel parachutes, guided parafoil cargo systems, powered vehicles wings, and sports ram-air. Attached and incorporated herein by reference is Annex A, which sets forth certain information regarding the executive officers and directors of the Reporting Person.

(d), (e)

During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the Reporting Person’s executive officers and directors named on Annex A hereto has either (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

To the best of the Reporting Person's knowledge, each of its executive officers and directors named on Annex A hereto is a citizen of Spain.

Item 3.

Source and Amount of Funds or Other Consideration

The Reporting Person expended US $1,500,000.00 of its working capital to purchase the securities of the Issuer reported herein.

None of the Reporting Person’s executive officers and directors named on Annex A hereto has contributed any funds or other consideration towards the Reporting Person’s purchase of the securities of the Issuer reported herein.

Item 4.

Purpose of the Transaction

The information set forth in Item 6 below is hereby incorporated by reference in this Item 4.

The Reporting Person acquired the l,102,941 shares of Common Stock (the “Purchased Stock”) and a common stock purchase warrant to purchase up to 275,735 shares of Common Stock (the “Warrant”) covered by this statement as a strategic investor, and the securities are being held for investment purposes. The Reporting Person intends to review on a continuing basis its investment in the Common Stock and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, the Reporting Person may continue to hold the Common Stock, acquire additional Common Stock, or dispose of all or a portion of the Common Stock it now owns or may hereafter acquire. Except as otherwise noted below, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the Reporting Persons’ executive officers and directors named on Annex A hereto has any present plans or proposals that relate to or would result in:

CUSIP No. 058659 103	SCHEDULE 13D	Page 4 of 8 Pages

(a)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)

except as otherwise disclosed in Item 6 with respect to the Reporting Person’s right to nominate a director of the Issuer, any change in the present board of directors or management of the Issuer, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(d)

any material change in the present capitalization or dividend policy of the Issuer;

(e)

any other material change in the Issuer’s business or corporate structure;

(f)

changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)

any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date of this Schedule 13D, the Reporting Person beneficially owns (i) 1,102,941 shares of Common Stock (which represent the Purchased Stock) and (ii) 275,735 shares of Common Stock issuable upon the exercise of the Warrant, which represent in the aggregate approximately 11.9% of the 11,580,502 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 11,304,767 shares of Common Stock outstanding as of June 25, 2007 and (y) the 275,735 shares of Common Stock issuable upon the exercise of the Warrant.  To the best of the Reporting Person's knowledge, none of the Reporting Person’s executive officers  and directors named on Annex A hereto beneficially own any shares of Common Stock.

(b)

The Reporting Person possesses sole voting and sole dispositive power over the 1,102,941 shares of Common Stock representing the Purchased Stock.

(c)

Except for the transactions described herein, during the 60 days immediately preceding the date of this Schedule 13D, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the Reporting Person’s executive officers and directors named on Annex A hereto have effected any other transactions in the Common Stock.

(d)

The Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

(e)

Inapplicable.

CUSIP No. 058659 103	SCHEDULE 13D	Page 5 of 8 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 22, 2007, the Reporting Person and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which on June 25, 2007 the Reporting Person purchased the Purchased Stock and Warrant from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”).  The Purchased Stock and the Warrant were purchased for aggregate consideration of  US $1,500,000.00, or US $1.36 per share.

Under the terms of the Purchase Agreement, so long as the Reporting Person beneficially owns at least seventy-five percent (75%) of the Purchased Stock, the Issuer’s board of directors (the “Board”) is required to take all actions necessary under the Issuer’s charter and bylaws to cause one individual designated by the Reporting Person to be appointed as a member of the Board and to be nominated for election at each meeting of shareholders of the Issuer pursuant to which directors are elected (each such designated individual, a “Reporting Person Designee”). At all times during which a Reporting Person Designee is subject to the election of shareholders of the Issuer, the  Issuer and the Board are required to provide such Reporting Person Designee with such reasonable support as is normally afforded to director nominees of the Issuer recommended to shareholders.  The Reporting Person Designee is subject to the reasonable and good faith approval of the Board; provided, however, that if the Board does not approve any Reporting Person Designee, the Reporting Person is entitled to submit additional designees as required to obtain the Board’s approval.  In the event that the Reporting Person Designee ceases to serve as a member of the Board prior to the completion of his or her term after being appointed by the Board or elected by the Issuer’s shareholders, the resulting vacancy on the Board is to be filled by a person designated by the Reporting Person, subject to such aforesaid approval of the Board.  The Reporting Person Designee is required to resign from the Board during his or her term within twenty-four (24) hours of such time that the Reporting Person ceases to beneficially own at least 75% of the Purchased Stock.  The Issuer is further required to provide each such Reporting Person Designee with indemnification identical to that then enjoyed by the other members of the Board.  Fernando Caralt, President of the Reporting Person, currently serves as the Reporting Person Designee.

Under the terms of the Purchase Agreement, the Issuer is required to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the Purchased Stock and the shares of Common Stock underlying the Warrant (the “Warrant Shares”) by September 23, 2007 and cause it to become effective with the SEC by December 22, 2007. The Issuer is required to keep the registration statement continuously effective until the earlier of the date on which all of the Purchased Shares and Warrant Shares covered thereby have been sold or can be sold publicly under Rule 144(k) of the Securities Act.

Under the terms of the Purchase Agreement, before the Reporting Person is permitted to effect any Private Transfer (as defined below) of all or any portion of the Purchased Stock for value to any person or entity other than an affiliate of the Reporting Person, the Issuer has the right (but not the obligation) for a period of thirty days, after receiving written notice from the Reporting Person of a proposed Private Transfer, to elect to purchase at least, but not less than, twenty-five percent (25%) of the Purchased Stock subject to such transfer.  For purposes of the Purchase Agreement, the term “Private Transfer” means any sale, transfer or other disposition of any Purchased Stock in any transaction other than a transaction pursuant to (x) any registration statement covering the resale of the Purchased Stock  or (y) Rule 144 of the Securities Act.

Under the terms of the Warrant, the Reporting Person is entitled to purchase the Warrant Shares at an exercise price of $2.00 per share, subject to price adjustment and economic anti-dilution features until December 22, 2007, as well as anti-dilution protection from stock splits and similar events for the term of the Warrant.  The Warrant has a three-year term and is exercisable until June 25, 2010.

Darrel Brandt, a director of the Issuer, and Fernando Pérez-Sala, a director of the Reporting Person, have reached an agreement in principal, subject to the parties’ negotiation and entry into a definitive agreement, whereby Mr. Brandt would sell to Mr. Pérez-Sala approximately 367,000 shares of Common Stock for approximately $500,000.00.

CUSIP No. 058659 103	SCHEDULE 13D	Page 6 of 8 Pages

Except as described in this Item 6, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of its executive officers and directors named on Annex A hereto, has any contracts, arrangements or understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The description of the transactions and agreements between the Issuer and the Reporting Person set forth in this Schedule 13D are qualified in their entirety by reference to the text of the Purchase Agreement and Warrant, which are listed as and incorporated by reference as Exhibits to this Schedule 13D in Item 7 below and are incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits.

Exhibit	Description
1	Securities Purchase Agreement made as of June 22, 2007 by and between Ballistic Recovery Systems, Inc. and CIMSA Ingenieria de Sistemas, S.A.*
2	Common Stock Purchase Warrant of Ballistic Recovery Systems, Inc. issued to CIMSA Ingenieria de Sistemas, S.A.**

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*

Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Ballistic Recovery Systems, Inc. dated June 22, 2007 and filed with the SEC on June 26, 2007.

**

Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Ballistic Recovery Systems, Inc. dated June 22, 2007 and filed with the SEC on June 26, 2007.

CUSIP No. 058659 103	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2007

CIMSA INGENIERIA DE SISTEMAS, S.A.

By:	/s/ FERNANDO CARALT
Name: Fernando Caralt
Title: President

CUSIP No. 362553109000	SCHEDULE 13D	Page 8 of 8 Pages

ANNEX A

Executive Officers and Directors of the Reporting Person

The names, business addresses, present positions and present principal occupations of the executive officers and directors of the Reporting Person are set forth below.  Unless otherwise indicated, such executive officer's and director's business address is that of the Reporting Person.  Each of the named individuals is a citizen of Spain.

Name and Address	Present Position and Principal Occupation
Fernando Caralt	President, Chief Executive Officer and Director of the Reporting Person
Angel Luis Bertrán	Chief Financial Officer of the Reporting Person
Fernando Pérez-Sala Paseo de la Habana, 26 28036 Madrid, Spain	Director of the Reporting Person
Fernando Caralt Cera Paseo de la Habana, 26 28036 Madrid, Spain	Director of the Reporting Person